July 15, 2025

Edmund Dunn
SVP, Corporate Controller
Monte Rosa Therapeutics, Inc.
321 Harrison Avenue, Suite 900
Boston, Massachusetts 02118

       Re: Monte Rosa Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 20, 2025
           File No. 001-40522
Dear Edmund Dunn:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the consolidated financial statements
9. Collaboration and license agreements, page F-18

1. As it relates to your Roche Collaboration and License Agreement, you disclose that you identified two performance obligations related to (1) research and development of initial targets and (2) research and development services related to Roche's option to replace certain targets, and that the transaction price was allocated to these performance obligations based on their relative standalone selling price. Please revise your future filings to quantify the amount of the transaction price allocated to each unsatisfied (or partially satisfied) performance obligation as of the end of each reporting period and an explanation as to the period over which you expect to recognize the remaining revenue. In this regard, we note that of the total transaction price of $59 million, $34 million was recognized during 2024 and $25 million was recorded as deferred revenue. It is not clear, however, to which performance obligation(s) this deferred revenue relates. Refer to ASC 606-10-50-13. July 15, 2025
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences